UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Bank of Florida Corporation

(Name of issuer)

Common Stock, $.01 par value

(Title of class of securities)

062128 10 3 (CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person

Rooney Holdings, Inc. 73-1237809
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power:

631,530
6. Shared Voting Power:

300,000
7. Sole Dispositive Power:

631,530
8. Shared Dispositive Power:

300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

931,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not applicable.
11.	Percent of Class Represented by Amount in Row (9)

7.29%
12.	Type of Reporting Person

CO

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Person

Manhattan Construction Company 73-0338330
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

Manhattan Construction Company is wholly-owned by Rooney Holdings, Inc.
3.	SEC Use Only

4.	Citizenship or Place of Organization

Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power:

6. Shared Voting Power:

300,000
7. Sole Dispositive Power:

8. Shared Dispositive Power:

300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not applicable.
11.	Percent of Class Represented by Amount in Row (9)

2.35%
12.	Type of Reporting Person

CO

Item 1	(a).	NAME OF ISSUER:

Bank of Florida Corporation

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1185 Immokalee Road, Naples, Florida 34110

Item 2	(a).	NAME OF PERSON FILING:

(i)	Rooney Holdings, Inc.

(ii)	Manhattan Construction Company (wholly owned by Rooney Holdings, Inc.)

Item 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

(i) & (ii)	5601 South 122nd East Avenue, Tulsa, Oklahoma 74146

Item 2	(c).	CITIZENSHIP:

(i) & (ii)	Oklahoma

Item 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2	(e):	CUSIP NUMBER:

062128 10 3

Item 3:	REPORTING PERSON:

Not applicable

Item 4.	OWNERSHIP:

See responses to Items 5-11 on pages 2 and 3 above

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2008

Rooney Holdings, Inc.		Manhattan Construction Company

By:	/s/ Kevin P. Moore	By:	/s/ Kevin P. Moore
	Kevin P. Moore		Kevin P. Moore
	Executive Vice President and Chief Financial Officer		Executive Vice President and Chief Financial Officer